JOSEPH ROQUES



WORK EXPERIENCE

BLACK MAMBA FOODS   **Ezulwini, Swaziland**

<u>Co-founder and Creative Director</u>

In charge of developing branding strategies together with the Managing Director, and supervising, developing and curating all the marketing material related to the communication and promotion of Black Mamba's brand and products

BLACK ROCK CONSTRUCTION   **Ezulwini, Swaziland**

<u>Founder and Managing Director</u>   January 2008 to date

In charge of strategic management of the company that specializes in the design and construction of unique high end swimming pools and residential buildings, with high quality finishes and timely deliveries. Main tasks include:

- Development of strategic plans
- Project Management
- Marketing and sales
- Development of linkages with high quality suppliers of construction and swimming pool inputs
- Development of partnerships with local and international related companies in order to improve and extend the company's offer

INDEPENDENT PROPERTY DEVELOPER   **United Kingdom**
February 2003-September 2007

Researching, purchasing and renovating properties in the UK, mostly London, for renting or reselling. Some of the projects included:

- **Flat 7, 58 Maberley Road London December 2006 – February 2007**
  - The project consisted in completely renovating the flat, installing a new bathroom and kitchen, solid oak wooden floors and a Zen garden with cobble stoned tiles and a water feature.
- **Flat 3, 191 Anerley Road London March – May 2007**
  - Complete refurbishment of a 2 bedroom flat changing the layout and room proportions to maximize the use of space.

MUDHUT   **Mantenga, Swaziland**

<u>Founder and Creative Director</u>   2000 - 2003

In charge of developing branding strategies, marketing campaigns and other design needs for Mudhut, an advertising and design agency based in Swaziland. The company no longer exists but back then was the only advertising agency in Swaziland and amongst their customers had an extensive list of corporates such as MTN, Nedbank and Logico. Some of the projects leaded included:

- Branding for Logico

- Annual reports for Nedbank
- Print and advertising campaigns for MTN

EDUCATION

AAA School of Advertising   **Johannesburg/South Africa**

Diploma in Advertising specialising in graphic design   1996-1999

MICHAELHOUSE   **Balgowan, Natal/South Africa**

Matriculated 1993

SKILLS

Languages:
- English: Fluent.
- Afrikaans: Medium.
- Siswati: Basic.
- Spanish: Basic

Computer skills:
- Proficient user of MS Office (Excel, Word, PowerPoint) and design software (Photoshop, InDesign)